Exhibit 99.77(o)

ITEM 770 – Transactions effected pursuant to Rule 10f-3

Fund Name	Security Name	Date of Purchase	Broker/Dealer Purchased From	Affiliated/Principal Underwriter of Syndicate

VY® JPMorgan Small Cap Core Equity Portfolio	Bats Global Markets Inc.	4/15/2016	Citigroup Global Markets	JPMorgan Securities

VY® JPMorgan Small Cap Core Equity Portfolio	Red Rock Resorts Inc. - Class A	4/27/2016	Deutsche Bank Securities Inc.	JPMorgan Securities

VY® JPMorgan Small Cap Core Equity Portfolio	US Foods Holding Corp.	5/26/2016	Morgan Stanley and Co LLC.	JPMorgan Securities

VY® JPMorgan Small Cap Core Equity Portfolio	Twilio Inc.	6/23/2016	Goldman Sachs and Co NY	JPMorgan Securities